FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
161
SECTION

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______


03025852

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Total Control Products, Inc. 401K and Profit Sharing Plan
C/O Computer Dynamics
Human Resources
7640 Pelham Road
Greenville, SC 29615

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

CR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Total Control Products, Inc. 401K and Profit Sharing Plan

By: Elaine Hayes
Name: Elaine Hayes
Title:

Date: 6-19-03

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report



345 Park Avenue
New York, NY 10154

Exhibit 23

Total Control Products, Inc. 401(k) and Profit Sharing Plan

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of the General Electric Company of our report dated June 25, 2003, relating to the statements of net assets available for plan benefits of Total Control Products, Inc. 401(k) and Profit Sharing Plan as of December 31, 2002 and 2001 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2002 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of Total Control Products, Inc. 401(k) and Profit Sharing Plan.

KPMG LLP

New York, New York
June 26, 2003





TOTAL CONTROL PRODUCTS, INC. 401(k) AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

TOTAL CONTROL PRODUCTS, INC. 401(K) AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Index

* Schedules required by Form 5500 which are not applicable have not been included.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Plan Administrator and Participants of the
Total Control Products, Inc. 401(k) and
Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Total Control Products, Inc. 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Total Control Products, Inc. 401(k) and Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i–schedule of assets (held at end of year) – December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York

June 25, 2002



TOTAL CONTROL PRODUCTS, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

		2002	2001
Assets:			
Investments:			
Plan interest in GE Universal Master Trust (note 3)	$	2,194,951	2,474,429
Participant loans		62,451	31,044
Total investments		2,257,402	2,505,473
Receivables:			
Participant contributions		15,720	21,768
Employer contributions		9,815	12,316
Total receivables		25,535	34,084
Net assets available for plan benefits	$	2,282,937	2,539,557

See accompanying notes to financial statements.

TOTAL CONTROL PRODUCTS, INC. 401(k)
AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions to net assets attributed to:		
Investment income (loss):		
Plan interest in GE Universal Master Trust investment loss (note 3)	$	(310,671)
Interest on participant loans		1,703
Total investment loss		(308,968)
Contributions:		
Participant		220,429
Employer		127,026
Total contributions		347,455
Total additions		38,487
Deductions from net assets attributed to:		
Benefits paid to participants		292,185
Administrative expenses		2,922
Total deductions		295,107
Net decrease		(256,620)
Net assets available for plan benefits at:		
Beginning of year		2,539,557
End of year	$	2,282,937

See accompanying notes to financial statements.

(1) Plan Description

The following brief description of the Total Control Products, Inc. 401(k) and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering employees of Total Control Products, Inc. (the Company), whose ultimate parent is General Electric Company (GE), who have been credited with at least ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Employees become eligible once they worked for 3 months for the company and have reached the age of 21.

Contributions

Participants are permitted to defer up to 15% of their compensation before tax subject to limitations imposed by law. The Company provides a matching contribution equal to 100% up to the first 3% of eligible compensation before tax. The Company may also provide an additional discretionary contribution to the Plan. For 2002, no discretionary contributions were made.

Vesting

Participants are fully vested in their contributions to the Plan and earnings thereon. The Plan provides for participants to be vested in employer matching and discretionary contributions and earnings thereon as follows:

Years of service	Percent vested
Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

At December 31, 2002 and 2001, forfeited nonvested amount totaled $61,539 and $29,538 respectively. These amounts will be used to reduce future employer contributions. No forfeitures were used to reduce employer contributions in 2002

Participant Accounts

Each participant's account is credited with the participant's contribution, and allocation of the Company's contribution, if any, and allocation of the Plan's earnings or losses thereon. Allocations are based on participant's earnings or account balances, as provided in the Plan Document. Each participant is entitled only to the benefits equal to the vested portion of their participant's account.

(Continued)

Investment Options

The Plan's investments are held in a Master Trust. Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options currently available from the Master Trust:

GE Common Stock – This fund invests primarily in General Electric Company (GE) common stock. A small portion of the fund is held in cash or other short-term investments to provide liquidity.

GE International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

GE Stable Income Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

GE Aggressive Allocation Fund – This fund seeks capital appreciation. The fund primarily invests in underlying GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Moderate Allocation Fund – This fund seeks capital growth with a moderate level of current income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Conservative Allocation Fund – This fund seeks growth and income. The fund primarily invests in various underlying equity GE funds as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The fund may invest in various short-term investments, including money market instruments.

GE Premier Growth Equity Fund – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

GE Small Cap Value Equity Fund – The fund invests primarily in equity securities of small-cap companies that management believes are undervalued by the market but have solid growth prospects. These companies generally have market capitalizations that fall within the range of the Russell 2000 index.

(Continued)

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lessor of $50,000 minus their highest outstanding balance of loans from all Company and Affiliate plans during the past 12 month or 50% of their vested account balance.

The period of repayment of any loan is within 60 days, but such period may in no event exceed 5 years from the effective date of the loan unless the loan is used to acquire, principal residence, for which a term of up to 10 years may be permissible. Loans are secured by the balance in the participant's account and bear interest at a rate in accordance with prime rate reported on the last business day in June, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in either a lump-sum amount or a direct rollover. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution. In case of hardships, a participant may elect to withdraw all or a portion of his or her before-tax contributions (without earnings), matching contributions and profit sharing contributions. In order to make a hardship withdrawal, a participant must first withdraw the maximum nontaxable loans.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are held in a Master Trust. The following are the investment valuation and income recognition policies of the Master Trust and the Plan.

The Master Trust's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at fair value, which represent the net asset value of shares held by the Master Trust as reported by the investment manager of the fund. GE Common Stock is traded on the New York Stock Exchange and was valued at the current market price on the last business day of the Plan's year end.

Short term investments, the money market fund, and participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

Most expenses related to the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3) Interest in GE Universal Master Trust

Effective February 1, 2000, an affiliate of GE formed the GE Universal Master Trust (Master Trust) in accordance with a master trust agreement with State Street Bank and Trust Company.

Use of a master trust permits the commingling of various investments that fund Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, CitiStreet LLC, the plans recordkeeper, maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust.

The following represents the 2002 and 2001 financial information regarding the net assets and investment (loss) income of the Master Trust:

		2002	2001
General Electric Company common stock, at fair value	$	540,059	709,777
Mutual funds, at fair value		7,142,595	6,288,867
Money market fund, at fair value		1,170,093	1,040,585
Pooled investment contracts, at fair value		2,141,929	424,675
Short-term investments, at fair value		22,842	41,416
Accrued interest and dividends		6,121	4,977
	$	11,023,639	8,510,297
Plan's interest in GE Universal Master Trust	$	2,194,951	2,474,429
Plan's percentage ownership in GE Universal Master Trust		19.91%	29.08%

The Plan offers a number of investment options including GE common stock and a variety of investment funds, some of which are mutual funds and a pooled investment fund. The funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of Net Assets Available for Plan Benefits and participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE common stock fund, which principally invests in a single security.

Investment income (loss) of the Master Trust for the year ended December 31, 2002 is summarized as follows:

Net depreciation in the fair value of investments:		
General Electric Company common stock	$	(311,480)
Mutual funds		(1,256,347)
Pooled investment fund		91,174
		(1,476,653)
Interest		387
Dividends		201,545
Total investment loss	$	(1,274,721)
Plan's net participation in investment loss of the GE Universal Master Trust for the year end December 31, 2002	$	(310,671)

(4) Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 17, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Pan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions f the IRC.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, participants will become fully vested, and net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(6) Related Party Transactions (Parties in Interest)

The record keeping functions for the underlying investments held by the Plan are performed by CitiStreet LLC (which is owned by State Street Bank and CitiGroup) which is party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan Sponsor.

Certain investments of the Master Trust are shares of mutual funds advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Master Trust. Certain investments of the Master Trust are shares of a pooled investment fund managed and valued by State Street Bank and Trust Company. State Street Bank and Trust Company is also the custodian of the Plan. Another investment in the Master Trust is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan Sponsor as defined by the Plan.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund and pooled investment fund operation expenses come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

Supplemental Schedule

TOTAL CONTROL PRODUCTS, INC. 401(k) AND PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Issuer	Description of investment		Current value
* Participant loans	29 loans to participants with interest rates of 5.75% to 10.00%	$	62,451

* Party in interest as defined by ERISA.

See accompanying independent auditors' report.